As filed with the Securities and Exchange Commission on August 5, 2011

Registration No. 333-173511

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1

to

Form S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

NARA BANCORP, INC.

(Exact name of registrant as specified in its charter)

Delaware	6021	95-4170121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

3731 Wilshire Boulevard, Suite 1000

Los Angeles, California 90010

(213) 639-1700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Alvin D. Kang

President and Chief Executive Officer

Nara Bancorp, Inc.

3731 Wilshire Boulevard, Suite 1000

Los Angeles, California 90010

(213) 639-1700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

James R. Walther Mayer Brown LLP 350 South Grand Avenue, 25th Floor Los Angeles, California 90071 (213) 229-9500	Lisa K. Pai Executive Vice President and General Counsel Center Financial Corporation 3435 Wilshire Blvd, Suite 700 Los Angeles, California 90010 (213) 251-2222	Hillel T. Cohn Morrison & Foerster LLP 555 West Fifth Street, Suite 3500 Los Angeles, California 90013 (213) 892-5200

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after this Registration Statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Smaller reporting company ☐
(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross Border Third-Party Tender Offer)  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 (File No. 333-173511) initially filed with the Securities and Exchange Commission on April 14, 2011 by Nara Bancorp, Inc., amended on June 3, 2011, July 15, 2011, August 1, 2011 and August 4, 2011, and declared effective on August 4, 2011, is being filed to include an updated consent of Crowe Horwath LLP.

Item 21.	Exhibits and Financial Statement Schedules

Exhibit Index

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of December 9, 2010, between Nara Bancorp, Inc. and Center Financial Corporation (included as Annex A to the joint proxy statement/prospectus contained in this Registration Statement)

3.1	Certificate of Incorporation, filed with the Delaware Secretary of State on June 5, 2000 (incorporated herein by reference to Appendix III to the prospectus included in the Registration Statement on Form S-4 filed with the Securities and Exchange Commission (“SEC”) on November 16, 2000), SEC file number 333-50126

3.2	Certificate of Amendment of Certificate of Incorporation, filed with the Delaware Secretary of State on May 31, 2002 (incorporated herein by reference to the Registration Statement on Form S-8, Exhibit 3.3, filed with the SEC on February 5, 2003), SEC file number 333-102974

3.3	Certificate of Amendment of Certificate of Incorporation, filed with the Delaware Secretary of State on June 1, 2004 (incorporated herein by reference to the Quarterly Report on Form 10-Q, Exhibit 3.1.1, filed with the SEC on November 8, 2004)

3.4	Certificate of Amendment of Certificate of Incorporation, filed with the Delaware Secretary of State on November 2, 2005 (incorporated herein by reference to the Proxy Statement on Schedule 14A, Appendix B filed with the SEC on September 6, 2005)

3.5	Certificate of Amendment of Certificate of Incorporation, filed with the Delaware Secretary of State on July 20, 2007 (incorporated herein by reference to the Proxy Statement on Schedule 14A, Appendix C filed with the SEC on April 19, 2007)

3.6	Form of Certificate of Designations of Fixed Rate Cumulative Perpetual Preferred Stock, Series B†

3.7	Amended and Restated Bylaws (incorporated herein by reference to the Current Report on Form 8-K Exhibit 3.1, filed with the SEC on December 28, 2007)

5.1	Opinion of Mayer Brown LLP regarding the validity of the securities registered†

8.1	Opinion of Mayer Brown LLP regarding certain tax matters†

Exhibit	Description

8.2	Opinion of Morrison & Foerster LLP regarding certain tax matters†

23.1	Consent of David Hong†

23.2	Consent of Jin Chul Jhung†

23.3	Consent of Chang Hwi Kim†

23.4	Consent of Kevin S. Kim†

23.5	Consent of Peter Y. S. Kim†

23.6	Consent of Sang Hoon Kim†

23.7	Consent of Chung Hyun Lee†

23.8	Consent of Crowe Horwath LLP

23.9	Consent of KPMG LLP†

23.10	Consent of Grant Thornton LLP†

23.11	Consent of Mayer Brown LLP (included in Exhibit 5.1)†

23.12	Consent of Mayer Brown LLP (included in Exhibit 8.1)†

23.13	Consent of Morrison & Foerster LLP (included in Exhibit 8.2)†

24.1	Power of Attorney†

99.1	Consent of Keefe, Bruyette & Woods, Inc.†

99.2	Consent of D.A. Davidson & Co.†

99.3	Form of Proxy Card for Nara Annual Meeting of Stockholders†

99.4	Form of Proxy Card for Center Annual Meeting of Stockholders†

†	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto, duly authorized, in the City of Los Angeles, State of California, on August 5, 2011.

NARA BANCORP, INC.

By:	/s/ ALVIN D. KANG
Alvin D. Kang
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ ALVIN D. KANG Alvin D. Kang	Director, President and Chief Executive Officer (Principal Executive Officer)	August 5, 2011

* Philip E. Guldeman	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 5, 2011

* Steven D. Broidy	Director	August 5, 2011

* Louis M. Cosso	Director	August 5, 2011

* Jesun Paik	Director	August 5, 2011

* John H. Park	Director	August 5, 2011

* Ki Suh Park	Chairman of the Board	August 5, 2011

* Scott Yoon-Suk Whang	Director	August 5, 2011

*By:	/s/ ALVIN D. KANG
Alvin D. Kang
Attorney-in-Fact